SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three-year period ending December 31, 2006.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935, as Amended (“PUHCA”), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates only Routine Expenses as Specified in Rule 71(b)

1.	Name and business address of person filing statement.

See attached Exhibit A.

2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71.

None.

3.	Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

Exelon Corporation and its subsidiaries. (See Exhibits).

4.	Position or relationship in which the undersigned is employed or retained by Exelon Corporation or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

See attached Exhibit B.

In such capacity, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12 (i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5.	(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

See attached Exhibit C.

A portion thereof may be attributable to activities within the scope of Section 12 (i). During the calendar years 2005 and 2006, it is estimated that the undersigned will receive compensation comparable to that received in 2004, but the exact amount and basis of compensation cannot presently be forecast with any degree of precision.

(b) Basis for compensation if other than salary. See attached Exhibit C.

6.	(To be answered in supplementary statement only. See instructions). Expenses incurred by any of the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

(a) Total amount of routine expenses charged to client: N/A

(b) Itemized list of all other expenses: None

January 29, 2004 Date	/s/ David C. Brown David C. Brown

January 29, 2004 Date	/s/ Richard S. Brown Richard S. Brown

January 29, 2004 Date	/s/ Annie Caputo Annie Caputo

January 29, 2004 Date	/s/ Christopher M. Crane Christopher M. Crane

January 29, 2004 Date	/s/ Ruth Ann M. Gillis Ruth Ann M. Gillis

January 29, 2004 Date	/s/ Karen Hill Karen Hill

January 29, 2004 Date	/s/ Susan Ivey Susan Ivey

January 29, 2004 Date	/s/ Oliver D. Kingsley, Jr. Oliver D. Kingsley, Jr.

January 29, 2004 Date	/s/ Randall E. Mehrberg Randall E. Mehrberg

January 29, 2004 Date	/s/ Elizabeth A. Moler Elizabeth A. Moler

January 29, 2004 Date	/s/ Scott N. Peters Scott N. Peters

January 29, 2004 Date	/s/ Constance W. Reinhard Constance W. Reinhard

January 29, 2004 Date	/s/ John W. Rowe John W. Rowe

January 29, 2004 Date	/s/ Robert S. Shapard Robert S. Shapard

January 29, 2004 Date	/s/ John L. Skolds John L. Skolds

January 29, 2004 Date	/s/ David W. Woods David W. Woods

2

Exhibit A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005 and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71.

Exelon Business Services Company (“BSC”)

Name(s)	Business Address

David C. Brown Richard S. Brown Annie Caputo Karen Hill Elizabeth A. Moler	101 Constitution Avenue, NW Suite 400 East Washington, D.C. 20001

Ruth Ann M. Gillis Randall E. Mehrberg Scott N. Peters Constance W. Reinhard John W. Rowe Robert S. Shapard	10 South Dearborn Street Chicago, IL 60603

Oliver D. Kingsley, Jr.	4300 Winfield Rd. Warrenville, IL 60555

John L. Skolds	Two Lincoln Center Oak Brook Terrace, IL 60181

Susan Ivey	2301 Market Street Philadelphia, PA 19103

David W. Woods	200 Exelon Way Kennett Square, PA 19348

Exelon Generation Company, LLC (“Genco”)

Names(s)	Business Address

Christopher M. Crane	4300 Winfield Rd. Warrenville, IL 60555

Exhibit B

Employer—Exelon Business Services Company

Name	Position

David C. Brown	Vice President, Congressional Affairs

Richard S. Brown	Vice President and Director of Policy Development

Annie Caputo	Manager, Congressional Affairs

Ruth Ann M. Gillis	Senior Vice President, Exelon Corporation; President, Exelon Business Services Company

Karen Hill	Vice President and Director of Federal Regulatory Affairs

Susan Ivey	Vice President, EED Transmission Operations

Oliver D. Kingsley, Jr.	President and Chief Operating Officer, Exelon Corporation

Randall E. Mehrberg	Executive Vice President and General Counsel, Exelon Corporation

Elizabeth A. Moler	Executive Vice President, Government and Environmental Affairs and Public Policy, Exelon Corporation

Scott N. Peters	Assistant Secretary and SEC/PUHCA Counsel

Constance W. Reinhard	Assistant General Counsel, Regulatory

Robert S. Shapard	Executive Vice President and Chief Financial Officer, Exelon Corporation

John W. Rowe	Chairman and Chief Executive Officer, Exelon Corporation

John L. Skolds	Executive Vice President, Exelon; President, Exelon Energy Delivery

David W. Woods	Senior Vice President, Public Affairs and Issues Management, Exelon Corporation

Employer—Exelon Generation Company, LLC

Christopher M. Crane	Senior Vice President, Exelon; President and Chief Nuclear Officer, Exelon Nuclear; President and Chief Executive Officer, AmerGen

Exhibit C

Name of Recipient	2002* Base Salary		2003* Base Salary	2004* Base Salary	Company from which Received
	(not to exceed)		(not to exceed)	(not to exceed)

David C. Brown	$250,000		$250,000	$250,000	BSC

Richard S. Brown	250,000		250,000	250,000	BSC

Annie Caputo	250,000		250,000	250,000	BSC

Christopher M. Crane	500,000		500,000	500,000	Genco

Ruth Ann M. Gillis	500,000		500,000	500,000	BSC

Karen Hill	250,000	**	250,000	250,000	BSC

Susan Ivey	250,000		250,000	250,000	BSC

Oliver D. Kingsley, Jr.	750,000		1,000,000	1,000,000	BSC

Randall E. Mehrberg	500,000		500,000	500,000	BSC

Elizabeth A. Moler	500,000		500,000	500,000	BSC

Scott N. Peters	250,000		250,000	250,000	BSC

Constance W. Reinhard	250,000		250,000	250,000	BSC

John W. Rowe	1,250,000		1,250,000	1,250,000	BSC

Robert S. Shapard	500,000	***	750,000	750,000	BSC

John L. Skolds	500,000		750,000	750,000	Genco—2002, 2003 BSC—2004

David W. Woods	500,000		500,000	500,000	BSC

In addition to base salary, the foregoing may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan which could include awards of stock and/or stock options.

In some cases, employees may have changed employing Exelon company mid-year, but the company indicated is the company from which the major portion of the compensation was received.

    *  2002 and 2003 base salary figures represent base salary as of March 1 of those years. 2004 base salary figures represent base salary as of January 1, 2004. Annual merit increases to base salary, if any, which are effective March 1 of each year, could result in a change in these figures.

  **  Hired July 1, 2002

***  Hired October 21, 2002.